UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34980 / August 1, 2023

In the Matter of

MORNINGSTAR FUNDS TRUST
MORNINGSTAR INVESTMENT MANAGEMENT LLC

22 W. Washington Street
Chicago, Ilinois 60602

(812-15460)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(c) OF THE ACT

Morningstar Funds Trust and Morningstar Investment Management LLC, filed an
application on April 27, 2023, and amendments on June 23, 2023 and June 28, 2023, requesting
an order under section 6(c) of the Investment Company Act of 1940 (the "Act") granting an
exemption from section 15(c) of the Act. The order permits a Trust's board of trustees (the
"Board") to approve new sub-advisory agreements and material amendments to existing sub-
advisory agreements without complying with the in-person meeting requirement of Section 15(c)
of the Act.

On July 6, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 34958). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly, in the matter of Morningstar Funds Trust and Morningstar Investment Management
LLC (File No. 812-15460),

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Morningstar Funds Trust and Morningstar Investment Management LLC (File No. 812-15460) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.